PARAMOUNT RESOURCES LTD.
Calgary, Alberta
November 2, 2005
NEWS RELEASE:
Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2005.
FINANCIAL HIGHLIGHTS
($ thousands except per share amounts and where stated otherwise)

	Three Months Ended September 30			Nine Months Ended September 30
	2005	2004	% Change	2005	2004	% Change

FINANCIAL
Petroleum and natural gas sales	99,187	164,903	-40%	367,543	415,516	-12%
Funds flow (1)
From operations	50,492	74,187	-32%	203,624	203,014	0%
Per share — basic	0.77	1.27	-39%	3.16	3.45	-8%
— diluted	0.77	1.24	-38%	3.16	3.39	-7%
Earnings
Net earnings (loss) before non-cash stock-based compensation and unrealized loss on financial instruments (2)	1,051	40,805	-97%	(8,009)	62,427	-113%
Net earnings (loss) — as reported	(69,066)	45,812	-251%	(101,690)	58,927	-273%
Per share — basic	(1.05)	0.78	-235%	(1.58)	1.00	-258%
— diluted	(1.05)	0.76	-238%	(1.58)	0.98	-261%
Capital expenditures (3)
Exploration and development	62,285	51,101	22%	308,564	207,433	49%
Acquisitions, dispositions and other	(435)	44,940	-101%	11,239	225,239	-95%
Net capital expenditures	61,850	96,041	-36%	319,803	432,672	-26%
Total assets (4)				1,116,499	1,542,786	-28%
Net debt (4) (5)				384,557	451,187	-15%
Shareholders’ equity (4)				472,505	625,039	-24%
Common shares outstanding (thousands)
— September 30				66,056	58,522	13%
— November 2, 2005				66,130

OPERATING
Production
Natural gas (MMcf/d)	99	196	-49%	133	165	-19%
Crude oil and liquids (Bbl/d)	3,158	8,446	-63%	4,812	6,758	-29%
Total production (Boe/d) @ 6:1	19,624	41,072	-52%	26,927	34,226	-21%

Average prices (6)
Natural gas (pre-financial instruments) ($/Mcf)	8.80	6.95	27%	7.99	7.27	10%
Natural gas ($/Mcf) (7)	8.71	6.81	28%	8.18	7.24	13%
Crude oil and liquids (pre-financial instruments) ($/Bbl)	65.95	50.97	29%	59.59	47.22	26%
Crude oil and liquids ($/Bbl) (7)	53.63	50.79	6%	56.91	44.94	27%

Drilling activity (gross wells)
Gas	77	38	103%	224	141	59%
Oil	3	2	50%	15	7	114%
Oilsands evaluation (8)	—	—	0%	23	17	35%
D&A	3	1	200%	16	6	167%
Total wells	83	41	102%	278	171	63%
Success rate (8)	96%	98%	-1%	94%	96%	-2%

Certain comparative figures have been reclassified to conform to the current year’s basis of presentation.

(1)	Funds flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items, dry hole costs and geological and geophysical costs. The Company considers funds flow from operations a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Funds flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

(2)	After tax.

(3)	Excludes capital expenditures of discontinued operations and certain other minor amounts.

(4)	Comparative figures are as at December 31, 2004.

(5)	Net debt is equal to long-term debt including working capital.

(6)	Average prices are before transportation costs.

(7)	Excludes non-cash gains and losses on financial instruments.

(8)	Success rate excludes oilsands evaluation wells.

REVIEW OF OPERATIONS

	Three Months Ended	Three Months Ended
Production (Boe/d)	September 30, 2005	June 30, 2005

West Kaybob	3,021	2,840
Grande Prairie	3,363	2,999
Northwest Alberta / Cameron Hills, N.W.T.	5,244	5,338
N.W.T. / Northeast British Columbia	4,125	4,664
Southern	3,592	3,517
Northeast Alberta / Heavy Oil	279	327

Total Paramount	19,624	19,685

WEST KAYBOB
Production volumes for the third quarter in the West Kaybob Operating Unit were 3,021 Boe/d comprised of 14 MMcf/d of natural gas and 616 Bbl/d of oil and natural gas liquids. This is a six percent increase over second quarter 2005 production rates of 2,840 Boe/d comprised of 13 MMcf/d of natural gas and 694 Bbl/d of oil and natural gas liquids. Third quarter volumes were expected to be significantly higher, however our drilling successes were offset by a wet summer that restricted road use and field access resulting in production and construction delays.
Third quarter 2005 capital spending including land was $20.5 million, bringing annual capital spending to $66.6 million for the West Kaybob Operating Unit. Paramount has budgeted $95 million for the capital spending program in the West Kaybob area for 2005. The fourth quarter capital spending program will be focused on executing our operated and non-operated drilling programs, with an aggressive completion and construction effort during the winter months.
Paramount participated in the drilling of 8 (3.1 net) wells in the area during the quarter; all wells were cased for potential gas production. Two wells were operated by Paramount while the remaining six wells were drilled by third parties. Paramount has participated in the drilling of 32 (9.8 net) wells to date in West Kaybob and plans to participate in the drilling of up to 18 (9.0 net) additional wells for the remainder of the year; seven of which will be operated by the Company. These wells are all multi-zone production candidates; up to six zones per well.
Paramount added to its significant land holdings in the deep basin. In the third quarter $4.9 million was spent on Crown land acquisitions bringing the total for the year to $22.0 million. This land investment will provide Paramount with new drilling opportunities as well as additional leverage for future land negotiations. With an aggressive strategy planned for the shut-in gas, we are confident that we can make up the production shortfalls in the next six months. We estimate there is approximately 1,000 Boe/d of shut-in production that may be tied-in when surface conditions improve. There are also plans to install two field compressors in the fourth quarter to assist in the production from wells that are currently producing in the area.
We expect the industry will be very active in this area in the upcoming winter, making access to drilling and completion rigs very competitive. We believe Paramount is well positioned to operate in this competitive environment with our long-term rig arrangements and solid drilling prospects.
GRANDE PRAIRIE
Production volumes for the third quarter of 2005 averaged 18 MMcf/d of natural gas and 392 Bbl/d of oil and natural gas liquids for a total of 3,363 Boe/d. Second quarter 2005 production volumes averaged 2,999 Boe/d. Production was up 12 percent primarily because there were turnarounds at two plants during the second quarter. Production volumes also increased from new well tie-ins with initial rates of 1.0 MMcf/d.

Third quarter 2004 production averaged 3,404 Boe/d after adjusting for the Marten Creek property which was included in the Trust spinout.
The major accomplishments for the second quarter were the drilling of 9 (6.3 net) wells and the completing of 6 (4.5 net) wells in spite of adverse field conditions. Third quarter capital spending of $12.7 million consisted of $1.3 million for land, $0.7 million for geological and geophysical, $8.8 million for drilling and completions, and $1.9 million for facilities.
Paramount expects to drill up to 7 (5.3 net) more wells before year-end following up on some recent successes and developing some new opportunities. We forecast to add 5 MMcf/d of production by the end of the year with tie-ins.
NORTHWEST ALBERTA / CAMERON HILLS, NORTHWEST TERRITORIES
Production, on a Boe/d basis, decreased slightly in the third quarter when compared to the second quarter of 2005. Gas production decreased from 27.2 MMcf/d to 26.9 MMcf/d and oil and natural gas liquids production decreased from 810 Bbl/d to 756 Bbl/d. The decrease in production is the result of natural declines.
Capital expenditures for the third quarter of 2005 were $2.8 million which included expenditures for land and geological and geophysical amounting to $2.2 million. The remaining capital was spent on drilling and facilities activities started in the first quarter.
Capital expenditures for the remainder of the year will be confined to land and trade seismic purchases in preparation for executing our winter program in the first quarter of 2006.
NORTHWEST TERRITORIES / NORTHEAST BRITISH COLUMBIA
Natural gas production from this operating area averaged 25 MMcf/d or 4,125 Boe/d for the third quarter down 12 percent from second quarter production of 4,664 Boe/d. The decrease is a result of field declines and well shut-ins for plant maintenance and modifications.
The capital expenditure program during the third quarter included the drilling of a new location at K-29A at West Liard. The well, which was spud in August, reached a final total measured depth of 3,620 meters and will be completed in the Nahanni formation. Other activity included workovers and recompletions at both West Liard and Liard/Maxhamish. Total capital spent in the third quarter was $7.9 million compared to $16.5 million in the second quarter.
Planned fourth quarter capital activities will include the completion and tie-in of the K-29A well at West Liard. Two new locations will be drilled at Clarke Lake targeting Slave Point gas.
SOUTHERN
The Southern operations produced 13 MMcf/d of natural gas and 1,421 Bbl/d of oil and natural gas liquids in this quarter for a total of 3,592 Boe/d as compared to 3,517 Boe/d in the second quarter.
Capital spending in the third quarter was $17.0 million, comprised of $3.6 million on land, $9.4 million on drilling and completions and the remainder on facilities.
Paramount drilled 24 (14.2 net) wells in Chain, added a new 1,800 horsepower compressor at our Delia compressor station and built the new spine pipeline for Coalbed Methane (“CBM”) production. The combination of new compression with large diameter pipe will result in a flowing pressure of 8 pounds per square inch in our CBM development. Construction was completed on a new 1,400 horsepower booster compressor at our Chain gas plant. Lower suction pressure has already helped to increase production, and coupled with the commencement of tie-in operations we have reached a milestone of having doubled production in this field since taking over operations in 2002. Work will continue through the fourth quarter to drill, complete and tie-in the remainder of our CBM program.
In the United States, we drilled 3 (1.0 net) wells on the Birdbear trend in North Dakota. Two higher interest wells came on production, boosting Paramount’s United States production to over 1000 Boe/d by the start of the fourth quarter. Paramount continues to expand its presence in Montana and North Dakota through our wholly-owned subsidiary Summit Resources Inc.
NORTHEAST ALBERTA / HEAVY OIL
Third quarter production averaged 279 Boe/d, comprised of 1.6 MMcf/d of gas and 5 Bbl/d of natural gas liquids, compared with 327 Boe/d in the second quarter. The decline in production was the result of two gas wells that were shut-in waiting for required regulatory approvals. The gas wells resumed production in October.
In the Surmont area, the start up of gas production at the Gas Re-Injection and Production Experiment has been delayed until the fourth quarter because of mechanical and control issues. The compression process of the pilot has been operating intermittently through the third quarter and production will start up as soon as issues are resolved. The decision for commercial implementation remains unchanged at late 2006.
FINANCIAL
After adjusting for the Trust Spinout, petroleum and natural gas sales before financial instruments totaled $99.2 million for the three months ended September 30, 2005, as compared to $71.6 million for the comparable period in 2004. The increase is mainly the result of higher commodity prices combined with higher production volumes resulting from a successful drilling program. Funds flow for the third quarter of 2005 totaled $50.5 million or $0.77 per basic share as compared to $28.7 million or $0.49 per basic share for the third quarter of 2004 after adjusting for the Trust Spinout. The 76 percent increase in funds flow is primarily due to higher petroleum and natural gas revenue resulting from higher commodity prices and increased production volumes, partially offset by higher operating costs, interest and general and administrative expenses.
Paramount recorded a net loss for the current quarter of $69.1 million or a loss of $1.05 per basic share as compared to net earnings of $28.8 million or $0.49 per basic share for the third quarter of 2004 after adjusting for the Trust Spinout. The decrease in earnings is mainly the result of increases in non-cash general and administrative expense related to stock-based compensation, unrealized financial instruments losses and depletion and depreciation partially offset by an increase petroleum and natural gas revenue.
The Company’s lenders are currently finalizing a scheduled semi-annual review of its borrowing base. They have indicated that the Company’s credit facility will be increased to $189 million, with an effective date of October 31, 2005.
EQUITY ISSUANCE
On July 14, 2005, Paramount completed its private placement of 1,900,000 “flow-through” common shares at a price of $21.25 per share for gross proceeds of approximately $40.4 million sold through a syndicate of underwriters. The net proceeds from the issuance are being used to fund the Company’s ongoing exploration activities. The equity injection facilitates the acceleration of the West Kaybob development.
OUTLOOK
Paramount continues to project that a total of $350 million will be reinvested in 2005, including the expenditures incurred in the first quarter on the Trilogy assets. Paramount’s capital program is designed to grow production from the initial 20,000 Boe/d at the time of the Trust Spinout to 25,000 Boe/d by the end of the year although this timing is now anticipated to have been delayed by at least a month. Paramount continues to forecast cash flow to be approximately $270 million ($4.09/share). Wet field conditions have delayed the timing of production additions and as a result, Paramount has approximately 4,000 Boe/d of deliverability behind pipe and awaiting tie-in which is expected to be completed by the end of the year. We look forward to delivering further value to Paramount shareholders by continuing to provide growth through short and medium term drilling opportunities in each of the core producing areas as well as the longer term projects the Company continues to work on such as Colville Lake in the Northwest Territories and bitumen development projects in northeast Alberta.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
The following discussion of financial position and results of operations should be read in conjunction with the Company’s interim unaudited consolidated financial statements and related notes for the three and nine months ended September 30, 2005, as well as the Company’s audited consolidated financial statements and related notes and MD&A for the year ended December 31, 2004. The date of this MD&A is November 2, 2005.
This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, reserve estimates, production estimates, hedging policies, asset retirement costs, the size of available income tax pools, the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.
Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to be correct. There are many factors that could cause forward-looking statements to be incorrect, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future asset retirement obligations, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.
Included in this MD&A are references to financial measures such as funds flow from operations (“funds flow”) and funds flow per Boe. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Funds flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers funds flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. However, funds flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP as an indicator of the Company’s performance.
In this MD&A, natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf=1 Bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the wellhead.
Additional information on the Company can be found on the SEDAR website at www.sedar.com.
Paramount is an exploration, development and production company with established operations and/or interests in Alberta, British Columbia, Saskatchewan, the Northwest Territories, offshore the East Coast of Canada and in Montana, North Dakota and California in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

Significant Events
EQUITY ISSUANCE
On July 14, 2005, Paramount completed the private placement of 1,900,000 Common Shares issued on a “flow-through” basis at $21.25 per share. The gross proceeds of the issue were approximately $40.4 million.
TRUST SPINOUT
At a special meeting held on March 28, 2005, Paramount’s shareholders and optionholders approved the trust spinout arrangement under the Business Corporations Act (Alberta) as set out in Paramount’s Information Circular dated February 28, 2005 (the “Trust Spinout”). Through the plan of arrangement, shareholders of Paramount received in exchange for their Common Shares, one New Common Share of Paramount and one trust unit (“Trust Unit”) of the new energy trust, Trilogy Energy Trust (“Trilogy” or the “Trust”). Upon completion of the transaction, shareholders of Paramount owned all the issued and outstanding New Common Shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount.
On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the above arrangement (“Plan of Arrangement”), which became effective April 1, 2005.
At the effective date of the Plan of Arrangement, the Trust Spinout did not result in a substantive change in ownership of the property transferred to Trilogy (the “Spinout Assets”) under GAAP and therefore, the transaction was accounted for at the carrying value of the net assets transferred and did not give rise to a gain or loss in the consolidated financial statements of Paramount.
The Spinout Assets are located in the Kaybob and Marten Creek areas of Alberta. As holders of Trust Units after the Plan of Arrangement, the unitholders receive monthly distributions of the cash flow generated by the Spinout Assets held by Trilogy Energy LP, a limited partnership, and distributed to unitholders through the Trust.
The Trust Spinout was completed on April 1, 2005 and, as a result, the Company’s consolidated statements of earnings (loss) and retained earnings and statements of cash flows for the nine months ended September 30, 2005 and for the three and nine months ended September 30, 2004 include results of operations and cash flows of the Spinout Assets.
The following table has been prepared to provide readers an understanding of the impact of the Trust Spinout on the key operating results when comparing such results for the three and nine months ended September 30, 2005 to the same period in the prior year. Paramount considers the pro forma key operating results presented below to be meaningful, as a significant portion of Paramount’s properties and the production therefrom were transferred to Trilogy on April 1, 2005 under the Trust Spinout. Amounts under the captions “Spinout Assets” and “Pro forma” may not be indicative of actual results had the Trust Spinout occurred at a date earlier than April 1, 2005.

	Nine Months Ended			Nine Months Ended			Three Months Ended
(thousands of	September 30, 2005			September 30, 2004			September 30, 2004
dollars unless	As	Spinout		As	Spinout		As	Spinout
otherwise stated)	Reported(1)	Assets(2)	Pro forma(3)	Reported(1)	Assets(2)	Pro forma(3)	Reported(1)	Assets(2)	Pro forma(3)

Revenue before financial instruments	$367,543	$105,968	$261,575	$415,516	$229,268	$186,248	$164,903	$93,266	$71,637
Royalties	65,604	25,269	40,335	74,663	44,133	30,530	30,493	17,032	13,461
Operating costs	54,801	16,123	38,678	64,871	30,945	33,926	27,120	14,664	12,456
Transportation costs	20,666	4,805	15,861	30,744	17,054	13,690	11,251	6,084	5,167
Depletion and depreciation	140,529	35,699	104,830	136,757	72,181	64,576	52,438	29,847	22,591

Production Natural gas (Mcf/d)	132,687	40,039	92,648	164,810	91,421	73,389	195,754	103,957	91,797
Oil and natural gas liquids (Bbl/d)	4,812	1,632	3,180	6,758	3,269	3,489	8,446	5,195	3,251

Total (Boe/d)	26,927	8,305	18,622	34,226	18,506	15,720	41,072	22,522	18,550

(1) As reported in Paramount’s consolidated statements of earnings (loss) and retained earnings for the relevant period.
(2) Results of Spinout Assets included in As Reported amounts.
(3) As Reported minus Spinout Assets.
Pro forma operating results disclosed hereinafter refer to such results computed on the basis described in the above table.
Paramount’s 19 percent interest in Trilogy is being accounted for using the equity method with a carrying value of $68.3 million and market value of $419.5 million as at September 30, 2005.
NOTES EXCHANGE
As a condition to the Trust Spinout described above, on February 7, 2005, Paramount completed a note exchange offer and consent solicitation, issuing approximately US$213.6 million (Cdn$248.3 million), 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of approximately US$36.2 million (Cdn$45.1 million) in exchange for approximately 99.31 percent of the outstanding
7 7/8 percent Senior Notes due 2010 (the “2010 Notes”) and 100 percent of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent to proceed with the Trust Spinout. The premiums paid with respect to the notes exchange and consent solicitation, together with the related deferred financing charges, were charged to income. As at September 30, 2005, all of the 2010 Notes and 2014 Notes have been repaid as a result of the note exchange and subsequent open market purchases. Details of the outstanding notes are discussed further in the Liquidity and Capital Resources section of this MD&A.
INTEREST IN OIL SANDS PARTNERSHIP
During the first quarter of 2005, Paramount and North American Oil Sands Corporation (“NAOSC”) formed a 50-50 owned partnership (the “Oil Sands Partnership”), for the purpose of acquiring, drilling and evaluating oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. The formation of the Oil Sands Partnership was completed through a series of related events, the net impact to Paramount of which is primarily the contribution of lands in the Athabasca region of Alberta with a total net book value of approximately $9.6 million to the Oil Sands Partnership in exchange for the issuance of partnership units by the Oil Sands Partnership to Paramount.
Paramount initially retained a one percent gross overriding royalty interest in some of the lands contributed to the Oil Sands Partnership in accordance with the partnership agreement. On March 21, 2005, Paramount contributed this royalty interest to the Oil Sands Partnership in exchange for additional partnership units after NAOSC acquired additional partnership units for cash as required by the partnership agreement.

Subsequent to the formation of the Oil Sands Partnership, Paramount also entered into purchase and sale agreements with NAOSC whereby the Company acquired a 50 percent interest in certain lands for $10.4 million and disposed of a 50 percent interest in other lands for $1.1 million. It is intended that these jointly owned lands will be contributed to the Oil Sands Partnership in exchange for partnership units.
INTEREST IN GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount completed a transaction whereby it acquired an indirect 25 percent interest in a gas marketing limited partnership for US$5.0 million (Cdn$6.2 million). The gas marketing limited partnership commenced operations on March 9, 2005.
In conjunction with the acquisition of this equity interest, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership.
Paramount and Trilogy Energy LP have entered into a Call on Production Agreement whereby Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years.
Revenue and Production

	Three Months Ended September 30
	2005	2004	2004

		As Reported	Pro forma(1)
Revenue(2) (thousands of dollars)
Natural gas revenue	$80,027	$125,298	$57,668
Oil and natural gas liquids revenue	19,160	39,605	13,969

Petroleum and natural gas revenue	$99,187	$164,903	$71,637

Production

Natural gas (Mcf/d)	98,799	195,754	91,797
Oil and natural gas liquids (Bbl/d)	3,158	8,446	3,251

Total (Boe/d)	19,624	41,072	18,550

(1)See Significant Events — Trust Spinout for basis of presentation.
(2) Before financial instruments.
Natural gas revenue before financial instruments for the three months ended September 30, 2005 decreased 36 percent to $80.0 million from $125.3 million for the same period in 2004. The decrease in natural gas revenue resulted primarily from a decrease in production levels offset partially by higher natural gas prices. Natural gas production volumes for the three months ended September 30, 2005 decreased 50 percent to average 99 MMcf/d as compared to 196 MMcf/d for the comparable quarter in 2004. The decrease in production, which was due to the Trust Spinout, resulted in a $78.6 million decrease in natural gas revenue for the third quarter of 2005 as compared to the same quarter in 2004. The average natural gas price of $8.80/Mcf for the three months ended September 30, 2005 was 27 percent higher than the average natural gas price of $6.95/Mcf for the same period in 2004. Higher natural gas prices before financial instruments resulted in a $33.3 million increase to natural gas revenue for the third quarter of 2005 as compared to the same quarter in 2004. Gas production for the three months ended September 30, 2005 averaged 99 MMcf/d as compared to 92 MMcf/d on a pro forma basis in 2004. This increase in production was the result of new production from the Company’s drilling program. Natural gas price before financial instruments averaged $8.80/Mcf during the third quarter of 2005 as compared to $6.83/Mcf on a pro forma basis during the same quarter in 2004.

Oil and natural gas liquids (“NGL”) revenue before financial instruments for the three months ended September 30, 2005 decreased 52 percent to $19.2 million from $39.6 million for the same period in 2004. The decrease in oil and NGL revenue resulted primarily from a decrease in production levels partially offset by higher oil and NGL prices. Oil and NGL production volumes for the three months ended September 30, 2005 decreased 63 percent to average 3,158 Bbl/d as compared to 8,446 Bbl/d for the comparable quarter in 2004. The decrease in production, which was due primarily to the Trust Spinout, resulted in a $32.0 million decrease in oil and NGL revenue for the third quarter of 2005 as compared to the same quarter in 2004. The average oil and NGL price before financial instruments of $65.95/Bbl for the three months ended September 30, 2005 was 29 percent higher than the average price of $50.97/Bbl for the same period in 2004. Higher oil and NGL prices resulted in an $11.6 million increase to oil and NGL revenue for the third quarter of 2005 as compared to the same quarter in 2004. Oil and NGL production for the three months ended September 30, 2005 averaged 3,158 Bbl/d as compared to 3,251 Bbl/d on a pro forma basis in 2004. The decrease in production was due primarily to the disposition of properties in southeast Saskatchewan during the third quarter of 2004. Oil and NGL price before financial instruments averaged $65.95/Bbl during the third quarter of 2005 as compared to $46.71/Bbl on a pro forma basis during the same quarter in 2004.
Petroleum and natural gas sales increased 39 percent to $99.2 million during the third quarter of 2005 from $71.6 million on a pro forma basis in the third quarter of 2004 due mainly to the increase in natural gas production volume and the increase in petroleum and natural gas prices, partially offset by the decrease in oil and NGL production volume as discussed above.

		Nine Months Ended September 30
	2005	2004	2005	2004
	As Reported		Pro forma(1)
Revenue(2) (thousands of dollars)
Natural gas revenue	$289,250	$328,082	$207,681	$143,474
Oil and natural gas liquids revenue	78,293	87,434	53,894	42,774

Petroleum and natural gas revenue	$367,543	$415,516	$261,575	$186,248

Production
Natural gas (Mcf/d)	132,687	164,810	92,648	73,389
Oil and natural gas liquids (Bbl/d)	4,812	6,758	3,180	3,489

Total (Boe/d)	26,927	34,226	18,622	15,720

(1)See Significant Events — Trust Spinout for basis of presentation.
(2)Before financial instruments.
Natural gas revenue before financial instruments for the nine months ended September 30, 2005 decreased 12 percent to $289.3 million from $328.1 million for the same period in 2004. The decrease in natural gas revenue resulted primarily from a decrease in production levels partially offset by higher natural gas prices. Natural gas production volumes for the nine months ended September 30, 2005 decreased 19 percent to average 133 MMcf/d as compared to 165 MMcf/d for the comparable period in 2004. The decrease in production, which was due to the Trust Spinout and was partially offset by the increases in production from 2004 acquisitions and the Company’s drilling program, resulted in a $71.3 million decrease in natural gas revenue for the first nine months of 2005 as compared to the same period in 2004. The average natural gas price before financial instruments of $7.99/Mcf for the nine months ended September 30, 2005 was 10 percent higher compared to the average natural gas price of $7.27/Mcf for the same period in 2004. Higher natural gas prices resulted in a $32.5 million increase in natural gas revenue for the first nine months of 2005 as compared to the same period in 2004. On a pro forma basis, gas production for the nine months ended September 30, 2005 averaged 93 MMcf/d as compared to 73 MMcf/d for the comparable period in 2004. The increase in production is primarily due to the acquisition of certain assets on June 30, 2004 and new production from the Company’s drilling program. Natural gas price before financial instruments on a pro forma basis averaged $8.21/Mcf during the nine months ended September 30, 2005 as compared to $7.13/Mcf during the same period in 2004.
Oil and NGL revenue before financial instruments for the nine months ended September 30, 2005 decreased 10 percent to $78.3 million as compared to $87.4 million for the same period in 2004. The decrease in oil and NGL revenue resulted primarily from a decrease in production levels partially offset by higher oil and NGL prices. Oil and NGL production for the nine months ended September 30, 2005 averaged 4,812 Bbl/d as compared to 6,758 Bbl/d for the comparable period in 2004. The decrease in production, which was due to the Trust Spinout and the disposition of the Company’s properties in southeast Saskatchewan, resulted in a $31.9 million decrease in oil and NGL revenue for the nine months ended September 30, 2005 as compared to the same period in 2004. The oil and NGL price before financial instruments of $59.59/Bbl for the nine months ended September 30, 2005 was 26 percent higher compared to the average price of $47.22/Bbl for the same period in 2004. Higher oil and NGL prices resulted in a $22.8 million increase in oil and NGL revenue for the nine months ended September 30, 2005. On a pro forma basis, oil and NGL production for the nine months ended September 30, 2005 averaged 3,180 Bbl/d as compared to 3,489 Bbl/d for the comparable period in 2004. The decrease in production is primarily due to the disposition of our properties in southeast Saskatchewan during the third quarter of 2004. Oil and NGL price before financial instruments on a pro forma basis averaged $62.07/Bbl during the nine months ended September 30, 2005 as compared to $44.75/Bbl during the same period in 2004.
Pro forma petroleum and natural gas sales increased 40 percent to $261.6 million during the nine months ended September 30, 2005 from $186.2 million in the same period of 2004 due mainly to the increase in natural gas production volume as discussed above and increases in petroleum and natural gas prices, partially offset by the decrease in oil and NGL production volumes as discussed above.
Royalties

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2005	2004	2004	2005	2004	2005	2004
	As Reported		Pro forma(1)	As Reported		Pro forma(1)
Royalties	$21,060	$30,493	$13,461	$65,604	$74,663	$40,335	$30,530
(thousands of dollars)

Royalty rate(2)	21%	18%	19%	18%	18%	15%	16%

(1) See Significant Events — Trust Spinout for basis of presentation.
(2)Royalties (net of Alberta Royalty Tax Credit) divided by petroleum and natural gas sales.
For the three and nine months ended September 30, 2005, royalties totaled $21.1 million and $65.6 million, respectively as compared to $30.5 million and $74.7 million, respectively, during the same periods a year earlier. The decrease in royalties is primarily due to the decline in petroleum and natural gas revenue as discussed above. The royalty rate for the three months ended September 30, 2005 was higher at 21 percent as compared to 18 percent for the same period in 2004 due mainly to increased royalties on properties in the Northwest Territories. Historically, these properties had lower royalty rates, as the properties were subject to a minimum royalty which was being offset against the capital expenditure credit pool.
Royalties for the three months ended September 30, 2005 and pro forma royalties for the nine months ended September 30, 2005 increased compared to pro forma royalties for the comparable periods in 2004 due mainly to the increase in revenue as discussed above. The royalty rate for the three months ended September 30, 2005 was higher at 21 percent compared to the pro forma royalty rate of 19 percent for the same quarter in 2004 due to the reason described in the preceding paragraph. Pro forma royalty rates were stable at 15 percent to 16 percent for the nine months ended September 30, 2005 and 2004. Pro forma royalties as a percentage of revenue were lower than as actually reported because the Spinout Assets had higher royalty rates.

Operating and Transportation Costs

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2005	2004	2004	2005	2004	2005	2004
		As Reported	Pro forma(1)	As Reported		Pro forma(1)
Operating costs
Thousands of dollars	$13,116	$27,120	$12,456	$54,801	$64,871	$38,678	$33,926
$/Boe	7.27	7.18	7.30	7.45	6.92	7.61	7.88
Transportation costs
Thousands of dollars	6,125	11,251	5,167	20,666	30,744	15,861	13,690
$/Boe	$3.39	$2.98	$3.03	$2.81	$3.28	$3.12	$3.18

(1)See Significant Events — Trust Spinout for basis of presentation.
For the three and nine months ended September 30, 2005, operating costs totaled $13.1 million and $54.8 million, respectively, compared to $27.1 million and $64.9 million, respectively, during the same periods a year earlier. For the three months ended September 30, 2005, average operating costs on a unit-of-production basis, increased by one percent to average $7.27/Boe as compared to $7.18/Boe for the third quarter of 2004. For the nine months period ended September 30, 2005, average operating costs on a unit-of-production basis increased eight percent to $7.45/Boe from $6.92/Boe for the same period in 2004. The increase for both the quarter and nine-month periods is due to the disposition of lower operating cost properties as part of the Trust Spinout, combined with a general increase in the cost of goods and services in the energy sector. Operating costs per Boe for the three months ended September 30, 2005 were lower than the pro forma operating costs per unit for the same period in 2004 due mainly to the increase in production volumes to cover fixed operating costs. This is also the main reason for the decrease in pro forma operating costs per unit during the nine months ended September 30, 2005 compared to the same period in 2004. Operating costs for the three months ended September 30, 2005 were higher than the pro forma operating costs during the same quarter in 2004 due mainly to the increase in production volumes combined with a general increase in the cost of goods and services in the energy sector. The increase in pro forma production volumes is the primary reason why pro forma operating costs increased for the nine months ended September 30, 2005 compared to the same period in 2004.
The decreases in reported total transportation costs for the three and nine months ended September 30, 2005 compared to the same periods in 2004 are mainly the result of the Trust Spinout partially offset by the general increase in transportation tariffs. The increase in transportation costs per unit during the three months ended September 30, 2005 compared to the same period in 2004 was due mainly to the increase in transportation tariff. The decrease in transportation costs per unit during the nine months ended September 30, 2005 compared to the same period in 2004 is due primarily to the increase in production volumes to cover fixed transportation costs during the first six months of 2005, partially offset by the increase in transportation tariffs during the third quarter of 2005. Total transportation costs were higher in the three months ended September 30, 2005 compared to the same period in 2004 due primarily to higher production volumes and the increase in transportation tariffs. The increase in transportation tariffs is also the primary reason for the increase in transportation costs per unit during the three months ended September 30, 2005 compared to the same period in 2004 on a pro forma basis. Pro forma transportation costs increased during the nine months ended September 30, 2005 compared to the same period in 2004 due mainly to the increase in pro forma production volumes combined with the increase in transportation tariffs.

Depletion and Depreciation

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2005	2004	2004	2005	2004	2005	2004
		As Reported	Pro forma(1)	As Reported		Pro forma(1)
Thousands of dollars	$42,454	$52,438	$22,591	$140,529	$136,757	$104,830	$64,576
$/Boe	$23.52	$13.88	$13.24	$19.12	$14.58	$20.62	$14.99

(1)See Significant Events — Trust Spinout for basis of presentation.
Depletion and depreciation expense during the three months ended September 30, 2005 decreased to $42.5 million from $52.4 million for the comparable period in 2004 due mainly to the Trust Spinout, offset by higher costs of expired mineral leases during the current period as noted below. Depletion and depreciation expense increased from $136.8 million for the nine months ended September 30, 2004 to $140.5 million for the nine months ended September 30, 2005, primarily due to a higher depletable base as a result of acquisitions and increased capital expenditures, combined with a higher depletion and depreciation rate, which was partly caused by the Spinout Assets which had a lower rate. Depletion and depreciation expense increased during the three months ended September 30, 2005 compared to the same period in 2004 on a pro forma basis due primarily to the increase in production volumes and the increase in expired mineral leases as described below. These are also the primary reasons why pro forma depletion and depreciation expenses increased for the nine months ended September 30, 2005 compared to the same period in 2004.
Expired mineral leases included in depletion and depreciation expense for the three and nine months periods ended September 30, 2005 totaled $9.1 million and $13.2 million, respectively. These amounts are higher as compared to the expired mineral leases for the three and nine months ended September 30, 2004 amounting to $3.1 million and $7.8 million, respectively.
Capital costs associated with undeveloped land and exploratory, non-producing petroleum and natural gas properties of $320 million are excluded from costs subject to depletion and depreciation at September 30, 2005 (December 31, 2004 — $300 million).
Financial Instruments
Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing forward commodity price contracts. The financial instrument program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s current production volumes.
At September 30, 2005, Paramount had the following forward financial contracts in place:

	Amount	Price	Term

AECO Fixed Price	60,000 GJ/d	$7.58	July 2005 — October 2005
AECO Fixed Price	10,000 GJ/d	$8.73	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$8.71	November 2005 — March 2006
AECO Fixed Price	20,000 GJ/d	$8.09	November 2005 — March 2006
WTI Fixed Price	1,000 Bbl/d	US $46.77	March 2005 — December 2005
WTI Fixed Price	1,000 Bbl/d	US $53.43	October 2005 — March 2006

The Company also has in place foreign exchange forward contracts, which have fixed the exchange rate on US $3.0 million for CDN $4.3 million over the next three months at CDN $1.4337.

The Company’s realized and unrealized gain (loss) on financial instruments is as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004

Realized gain (loss) on financial instruments	$(3,602)	$(3,820)	$3,404	$(5,539)
Unrealized gain (loss) on financial instruments	(40,354)	7,853	(61,680)	(3,187)

Total gain (loss) on financial instruments	$(43,956)	$4,033	$(58,276)	$(8,726)

Unrealized gain (loss) on financial instruments pertains to the change in the fair value of financial instruments as a result of mark-to-market accounting. Realized gain (loss) on financial instruments arises from the actual settlement of financial contracts with counterparties. The significant increase in total gain (loss) on financial instruments is primarily the result of significant increases in market prices of oil and gas relative to the prices fixed in forward financial contracts.
Subsequent to September 30, 2005, the Company has entered into the following financial arrangements:

	Amount	Price	Term

AECO Costless Collar	10,000 GJ/d	$12.00 Floor	January 2006 — March 2006
$17.65 Ceiling
AECO Costless Collar	20,000 GJ/d	$ 9.00 Floor	April 2006 — October 2006
$12.50 Ceiling
AECO Fixed Price	10,000 GJ/d	$ 9.185	November 2005 — March 2006

On October 25, 2005, the Company terminated a previously existing physical sales contract to deliver 10,000 GJ/d of natural gas at an AECO Fixed Price of $9.17/GJ from November 2005 to March 2006. In conjunction with this transaction, the Company became a party to a financial contract (included above) pertaining to the sale of 10,000 GJ/d of natural gas at an AECO Fixed Price of $9.185/GJ from November 2005 to March 2006.
The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risks associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third-party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
As noted in the Significant Events section of this MD&A, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the 25 percent owned gas marketing limited partnership. Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including stringent credit and risk management restrictions. The Partners of the gas marketing limited partnership have approved a credit and risk policy to manage and mitigate major business risk associated with the partnership, including reporting requirements to enable the partners to monitor the adherence to the credit and risk policy.

General and Administrative Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
(thousands of dollars)	2005	2004	2005	2004

General and administrative expenses before Other	$5,681	$5,864	$14,103	$16,021
Other:
Stock-based compensation expense	52,436	1,227	66,156	2,817
Non-cash insurance expense	116	—	1,046	—

General and administrative expenses	$58,233	$7,091	$81,305	$18,838

General and administrative expenses before other totaled $5.7 million and $14.1 million for the three and nine months ended September 30, 2005, respectively, as compared to $5.9 million and $16.0 million recorded for the same respective periods a year earlier. The decrease in general and administrative expenses before other expenses is primarily a result of normalization of shared office and administration services between Paramount and the Trust (see Related Party Transactions section below), partially offset by an increase in salaries and benefit costs resulting from increased staffing levels to address the increase in operational activities and to ensure compliance with new corporate and reporting obligations in Canada and the United States.
On a unit-of-production basis, general and administrative expenses before other expenses were $3.15/Boe for the three months ended September 30, 2005 and $1.92/Boe for the nine months ended September 30, 2005. For the comparable periods in 2004, general and administrative expenses before other expenses were $1.55/Boe for the three-month period and $1.71/Boe for the nine-month period. The increases on a unit-of-production basis were due mainly to the increase in salaries and benefit costs as mentioned above and lower production levels as a result of the Trust Spinout.
Stock-based compensation increased significantly to $52.4 million and $66.2 million for the three and nine months ended September 30, 2005, respectively, as compared to $1.2 million and $2.8 million, respectively, for the same periods in 2004. During the third quarter of 2005, non-cash stock-based compensation expense of approximately $51.4 million was recognized in earnings to reflect the change in the intrinsic value of outstanding stock options as a result of the significant appreciation in the market price of the Company’s common shares in the quarter.
Paramount is one of many participants in a mutual insurance company formed to insure specific property, pollution liability, control of well and other catastrophic risks of its members. The Company has booked non-cash charges of $1.0 million, with respect to a premium surcharge that the Company would have to pay upon a hypothetical withdrawal from its participation in the mutual insurance company and for expected losses. The Company evaluates its risk management policies and procedures on an ongoing basis, including its participation in the mutual insurance company.
Interest Expense
Interest expense for the three months ended September 30, 2005, decreased 12 percent to $7.2 million from $8.2 million for the same period in 2004. The decrease in interest expense for the three months ended September 30, 2005 is due to lower levels of credit facility borrowings during the current quarter compared to the corresponding quarter in 2004. Lower capital expenditures and property acquisition costs during the current quarter resulted in lower borrowings as compared to the same period last year.
Interest expense for the nine months ended September 30, 2005 was $20.6 million, a 15 percent increase from $17.9 million for the same period in 2004. The increase in interest expense for the nine months ended September 30, 2005 is attributable mainly to higher average credit facility borrowing levels during the year-to-date period. The increase in borrowings during the first half of 2005 was a result of the Company’s higher capital expenditure activities and borrowings incurred as a result of the US Senior Notes exchange and consent solicitation for the Trust Spinout. The increase in interest expense is also the result of an increase in US Senior Notes issued to partially finance property acquisitions in 2004.
Dry Hole Costs
Under the successful efforts method of accounting for petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense as incurred. Dry hole costs for the three and nine months ended September 30, 2005 amounted to $11.0 million and $16.5 million, respectively, as compared to $4.8 million and $9.0 million, respectively, for the same periods in 2004. Approximately $7.0 million of dry hole costs in the third quarter of 2005 relate to the write-off of costs related to an exploratory well in British Columbia.
Geological and geophysical expenses increased during the three and nine months ended September 30, 2005 to $2.8 million and $10.0 million, respectively, from $0.7 million and $6.5 million, respectively, for the same periods in 2004, as result of increased exploratory activities for the Company during the current year.
Income Tax
Income and other taxes recovery amounted to $44.9 million for the nine months ended September 30, 2005 compared to an expense of $19.7 million for the same period in 2004. The recovery in 2005 resulted primarily from the expense recorded from the first quarter of 2005 accounting for debt restructuring charges in conjunction with the deferred deduction of those charges for tax purposes, and losses in the third quarter of 2005 caused primarily by stock-based compensation expense, interest expense and realized loss on financial instruments. The expense in 2004 was due primarily to higher claims on the Company’s tax pools relative to the accounting deductions, mitigated by the reduction in the statutory rate in 2004.
Funds Flow and Earnings
For the three months ended September 30, 2005, funds flow from operations totaled $50.5 million as compared to $74.2 million in the comparable period in 2004. The 32 percent decrease in funds flow is primarily due to lower production volumes as a result of the Trust Spinout, partially offset by higher commodity prices and the receipt of distributions from the Trilogy Energy Trust Units held by Paramount.
For the nine months ended September 30, 2005, funds flow from operations totaled $203.6 million as compared to $203.0 million in the comparable period in 2004. The higher petroleum and natural gas sales resulting from higher commodity prices in 2005 partially offset by lower production volumes as a result of the Trust Spinout were primary factors for the consistent amounts along with other variances described above.
The net loss for the three months ended September 30, 2005 totaled $69.1 million compared to a net earnings of $45.8 million for the comparable period in 2004. The change from net earnings to net loss is primarily due to lower production as a result of the Trust Spinout, increase in stock-based compensation expense as described above, higher dry hole costs and an unrealized financial instrument loss of $40.4 million in 2005 compared to a gain of $7.9 million in 2004, partially offset by the impact of higher prices of petroleum and natural gas products and the future tax recovery in 2005 as compared to future tax expense in 2004.
The net loss for the nine months ended September 30, 2005 totaled $101.7 million compared to net earnings of $58.9 million for the comparable period in 2004. This change in net earnings is due mainly to lower production as a result of the Trust Spinout, the increase in stock-based compensation expense, premiums paid on the notes exchange and consent solicitation, the increase in unrealized financial instrument losses from $3.2 million for the nine months ended September 30, 2004 to $61.7 million for the current period, partially offset by the impact of higher prices of petroleum and natural gas products and a realized foreign exchange gain.

	Three Months Ended			Nine Months Ended
	September 30			September 30
Netbacks ($/Boe)	2005	2004	2004	2005	2004	2005	2004
	As Reported		Pro forma(2)	As Reported		Pro forma(2)
Revenue before financial instruments(1)	$51.56	$40.66	$38.94	$47.19	$41.03	$48.33	$40.06
Royalties	11.67	8.07	7.89	8.92	7.96	7.93	7.09
Operating costs	7.27	7.18	7.30	7.45	6.92	7.61	7.88

Operating netback	$32.62	$25.41	$23.75	$30.82	$26.15	$32.79	$25.09

(1)Net of transportation costs.
(2)See Significant Events — Trust Spinout for basis of presentation.

	Three Months Ended		Nine Months Ended
	September 30		September 30
Funds flow netback ($/Boe)	2005	2004	2005	2004

Operating netback	$32.62	$25.41	$30.82	$26.15

Realized loss (gain) on financial instruments	2.00	1.01	(0.46)	0.59
Gain on sale of investments	(1.30)	—	(0.71)	—
General and administration (1)	3.74	1.61	2.77	1.72
Interest	3.76	2.18	2.74	1.90
Lease rentals	0.36	0.30	0.30	0.35
Bad debt recovery	—	—	—	(0.54)
Asset retirement obligations expenditures	0.28	0.05	0.10	0.05
Distributions from equity investments	(4.75)	—	(2.15)	—
Current and Large Corporations tax	0.57	0.29	0.52	0.37
Other	—	0.34	—	0.06

Funds flow netback ($/Boe)(2)	$27.96	$19.63	$27.71	$21.65

(1)Excluding non-cash general and administrative expenses.
(2)Funds flow netback is equal to funds flow from operations divided by Boe production for the relevant period.

Quarterly Information

	Three Months Ended
(thousands of dollars, except per share amounts)	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005	Dec. 31, 2004

Net revenue	$36,526	$96,581	$115,741	$165,979
Net earnings (loss) before discontinued operations	(69,066)	12,934	(45,558)	(18,873)
Net earnings from discontinued operations	—	—	—	1,120

Net earnings (loss)	$(69,066)	$12,934	$(45,558)	$(17,753)

Net earnings (loss) before discontinued operations per common share — basic	$(1.05)	$0.20	$(0.72)	$(0.30)
— diluted	$(1.05)	$0.20	$(0.72)	$(0.30)

Net earnings (loss) per share — basic	$(1.05)	$0.20	$(0.72)	$(0.28)
— diluted	$(1.05)	$0.20	$(0.72)	$(0.28)

	Three Months Ended
(thousands of dollars, except per share amounts)	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003

Net revenue	$138,443	$106,037	$87,614	$76,945
Net earnings before discontinued operations	40,599	10,331	2,838	10,899
Net earnings (loss) from discontinued operations	5,213	(395)	341	209

Net earnings	$45,812	$9,936	$3,179	$11,108

Net earnings before discontinued operations per common share — basic	$0.69	$0.17	$0.05	$0.18
— diluted	$0.68	$0.17	$0.05	$0.18

Net earnings per share — basic	$0.78	$0.17	$0.05	$0.18
— diluted	$0.76	$0.17	$0.05	$0.18

Net revenues for the third quarter of 2005 declined from the second quarter of 2005 mainly due to the unrealized financial instruments loss of $40.4 million that was recorded in the third quarter of 2005 compared to a $17.3 million gain in the second quarter, partially offset by higher commodity prices. In addition, royalties were higher at $21.1 million during the third quarter of 2005 compared to $9.3 million in the second quarter of 2005.
Net revenues for the second quarter of 2005 declined from the first quarter of 2005 mainly due to the decrease in production resulting from the Trust Spinout, which was partially offset by higher commodity prices and the unrealized gain on financial instruments of $17.3 million during the second quarter as compared to an unrealized loss on financial instruments of $38.6 million during the first quarter of 2005. In addition, a realized financial instruments loss of $3.7 million was recorded in the second quarter compared to a realized gain of $10.7 million in the first quarter of 2005. First quarter 2005 net revenues decreased from fourth quarter 2004 net revenues mainly due to financial instrument losses of $27.9 million during the first quarter compared to the financial instrument gain of $27.4 million in the fourth quarter of 2004. Quarterly net revenues between the fourth quarter of 2003 and the fourth quarter 2004 continued to increase as the Company steadily increased production and commodity prices continued to remain high.
The net loss for the third quarter of 2005 was due mainly to the loss on financial instruments, stock based compensation expense and higher dry hole costs. The net loss for the first quarter of 2005 was due mainly to the premium on notes exchange and consent solicitation costs incurred to facilitate the Trilogy Trust Spinout. The net loss for the fourth quarter of 2004 was mainly due to the recording of stock option liability using the intrinsic value to account for stock options as at December 31, 2004.

Capital Expenditures

	Three Months Ended				Nine Months Ended
	September 30				September 30
Wells Drilled	2005		2004		2005		2004
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Gas	77	29	38	31	224	118	141	103
Oil	3	1	2	2	15	7	7	6
Oilsands evaluation	—	2	—	—	23	14	17	17
Dry	3	—	1	—	16	10	6	4

Total	83	32	41	33	278	149	171	130

(1) “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.
(2) “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.
During the nine months ended September 30, 2005, Paramount participated in the drilling of 278 gross wells (149 net) compared to 171 gross wells (130 net) for the comparable nine month period in 2004. The total gas wells drilled during the nine months ended September 30, 2005 include 64 gross (39 net) Coalbed Methane wells drilled during the second and third quarters of 2005.

	Three Months Ended		Nine Months Ended
	September 30		September 30
Capital Expenditures (thousands of dollars)	2005	2004	2005	2004

Land	$11,540	$9,363	$42,490	$27,166
Geological and geophysical	2,825	692	9,987	6,525
Drilling	39,373	28,930	185,756	116,556
Production equipment and facilities	8,547	12,116	70,331	57,186

Exploration and development expenditures	$62,285	$51,101	$308,564	$207,433
Proceeds received on property dispositions	(641)	(42,087)	(1,364)	(47,699)
Property acquisitions	—	86,667	11,087	271,784
Other	206	360	1,516	1,154

Net capital expenditures	$61,850	$96,041	$319,803	$432,672

For the nine months ended September 30, 2005, exploration and development expenditures totaled $308.6 million, as compared to $207.4 million for the same period in 2004. This increase in exploration and development expenditures is primarily due to increased expenditures in the West Kaybob area.
Third quarter exploration and development expenditures for 2005 totaled $62.3 million, as compared to $51.1 million for the same period in 2004. The increase is primarily due to the Company’s Coalbed Methane capital expenditure program in the Horseshoe Canyon Fairway in southern Alberta and an increase in land expenditures in West Kaybob.
Liquidity and Capital Resources
WORKING CAPITAL
The Company’s working capital position as at September 30, 2005 was a $31.6 million deficit compared to an $8.0 million surplus at December 31, 2004. This change in working capital is primarily the result of the change in financial instruments from a net asset of $19.4 million at December 31, 2004 to a net liability of $42.3 million at September 30, 2005. Accounts payable and the amount due to the Trust decreased by $37.4 million from December 2004 to September 2005, primarily as a result of the Trust Spinout. In addition, accounts payable decreased because amounts owing on the capital projects were less as a result of the Spinout and because the Company is more active during the winter season.

The Company’s working capital deficiency will be funded by cash flows from operations and draw downs from the existing credit facility discussed below. In addition, the Company receives distributions (currently at $0.25 per Trust Unit) each month from the Trilogy Energy Trust Units retained by the Company as a result of the Trust Spinout.
DEBT
As at September 30, 2005, Paramount had approximately US$213.6 million (Cdn$248.3 million) outstanding principal amount of 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”). All other notes have been repaid as at September 30, 2005 as a result of the notes exchange offer and subsequent open market purchases. The 2013 Notes are secured by 12,755,845 Trust Units owned by Paramount, having a market value of $355.9 million as of September 30, 2005.
As at September 30, 2005, the Company had a $136 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance rate, or LIBOR plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of the Company, excluding the Trilogy Energy Trust Units. The Company’s lenders review the market value of its Trust Units and amend the credit facility borrowing base accordingly at the end of each month. The revolving nature of the facility is due to expire on March 30, 2006, subject to extension. If the revolving term of any portion of the credit facility is not extended, that portion of the credit facility will have a term maturity date of one year from expiration.
The Company has letters of credit totaling $24.2 million outstanding with a Canadian chartered bank as at September 30, 2005 (December 31, 2004 — $28.1 million). These letters of credit reduce the amount available under the Company’s credit facility.
Long-term debt decreased to $353.0 million at September 30, 2005, compared to $459.1 million at December 31, 2004, primarily as a result of the $190 million received as part of the Trust Spinout partially offset by increased borrowings to fund the Company’s 2005 capital expenditure program.
The Company’s lenders are currently finalizing a scheduled semi-annual review of its borrowing base. They have indicated that the Company’s credit facility will be increased to $189 million, with an effective date of October 31, 2005.
SHARE CAPITAL AND STOCK BASED COMPENSATION
On July 14, 2005, the Company completed the private placement of 1.9 million flow-through common shares for gross proceeds of approximately $40.4 million. The net proceeds from this private placement are being used to fund the Company’s ongoing exploration activities.
Pursuant to the Plan of Arrangement for the Trust Spinout, all of the Old Paramount Options were replaced with New Paramount Options and Holdco Options.
For the three months ended September 30, 2005, 31,500 New Paramount Options were exercised for a cash payment from Paramount of $0.7 million (2004 — 121,750 options for $0.6 million). For the three months ended September 30, 2005, 25,875 Holdco Options were exercised for a cash payment from Paramount of $0.4 million (2004 — $nil). These amounts were charged to the corresponding stock option liability with the difference charged to earnings during the periods.
During the three months ended September 30, 2005, 39,875 New Paramount Options were exercised for shares for cash proceeds to Paramount of $0.2 million (2004 — $nil). The proceeds and corresponding stock option liability of $0.3 million were credited to share capital.

As at September 30, 2005 and November 2, 2005, the Company had 66,055,925 and 66,130,175 outstanding common shares, respectively.
Related Party Transactions
TRILOGY ENERGY TRUST
As described in more detail in the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005, Paramount had the following transactions with the Trust:
•	The Company provides administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses billed by Paramount for such services was $1.4 million for the three months ended September 30, 2005.

•	Under a Call on Production Agreement between the Company and Trilogy Energy LP, the Company purchased 2,588,000 GJs of natural gas from Trilogy Energy LP for approximately $19.8 million for the three months ended September 30, 2005 under this agreement.

•	The Company and the Trust also had non-interest bearing cash advances from/to each other arising from normal business activities.
The net amount due to the Trust arising from the above related party transactions as at September 30, 2005 was $15.2 million, including an accrued payable of $7.1 million arising from the purchase of gas in the month of September 2005 under the above-mentioned Call on Production Agreement, and a Crown royalty deposit claim of $7.7 million which when refunded to Paramount will be paid to Trilogy.
Paramount on behalf of the Trust, has issued letters of credit totaling $3.8 million as at September 30, 2005. Paramount did not record a receivable as at September 30, 2005 with respect to such letters of credit which are set to expire in November 2005.
GAS MARKETING LIMITED PARTNERSHIP
Paramount sold 6,601,500 GJs of natural gas to the gas marketing limited partnership for approximately $51.0 million for the three months ended September 30, 2005. The transactions have been recorded at the exchange amounts. A receivable of approximately $19.1 million from the gas marketing limited partnership arising from the sale of gas in September 2005 has been included as part of accounts receivable as at September 30, 2005.
WILSON DRILLING LTD.
On February 1, 2005, Wilson Drilling Ltd., a 50 percent owned subsidiary, sold 721,991 Trinidad Energy Services Income Trust units to the Company for $7.9 million in exchange for a Demand Promissory Note. This transaction has been recorded at the exchange amount.

Risks and Uncertainties
Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company’s performance is influenced by many factors, including but not limited to, commodity pricing, transportation and marketing constraints, government regulation and taxation.
Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.
Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.
Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.
The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.
The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.
Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.
The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company’s operations other than as have been reflected and accrued in the financial statements; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

2005 Outlook and Sensitivity Analysis
The Company’s earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Company. Current volatility in commodity prices creates uncertainty as to Paramount’s funds flow and capital expenditure budget. The Company will therefore assess results throughout the year and revise estimates as necessary to reflect most current information. The following post Trilogy Spinout analysis assesses the magnitude of these sensitivities on the Company’s 2005 funds flow using the following base assumptions:

2005 Average Production
Natural gas	100 MMcf/d
Crude oil/liquids	3,000 Bbl/d

2005 Average Prices
Natural gas		$7.00/Mcf
Crude oil (WTI)	US$	45.00/Bbl

2005 Exchange Rate (C$/US$)		$0.85

Financial instruments and physical contracts outstanding	None

The following table presents the estimated impact on funds flow from operations of variations in production, prices, interest and exchange rates:

Annualized
Funds Flow
Effect(1)
Sensitivity	(millions of dollars)

Gas sales change of 10 MMcf/d	18.2
Gas price change of $0.10/Mcf	3.0
Oil and natural gas liquids sales change of 100 Bbl/d	1.1
Oil and natural gas liquids price change of $1.00/Bbl (W.T.I)	1.1
Sensitivity to Canada/US exchange rate fluctuation of $0.01 CDN	0.5
Average interest rate change of 1%	1.0

(1)	Excluding the impact of financial instruments and physical contracts
Critical Accounting Estimates
The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.
The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company’s consolidated financial statements and notes thereto.
ACCOUNTING FOR PETROLEUM AND NATURAL GAS OPERATIONS
Under the successful efforts method of accounting, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings (loss) in the period incurred.

Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.
The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.
RESERVE ESTIMATES
Estimates of the Company’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.
Paramount’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The present value of future net revenues should not be assumed to be the current market value of the Company’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.
The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Company records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.
IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES
The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.
Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings (loss). Acquisition costs for leases that are not individually significant are charged to earnings (loss) as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

ASSET RETIREMENT OBLIGATIONS
The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.
INCOME TAXES
The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from amounts estimated and recorded.
The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. Paramount periodically assesses the realizability of its future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the future tax assets will not be realized, the tax asset would be reduced by a valuation allowance.
Recent Accounting Pronouncements
FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY
The Canadian Institute of Chartered Accountants (the “CICA”) has issued CICA Handbook Section 3855 (Financial Instruments – Recognition and Measurement) which sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.
In conjunction with the new standard on financial instruments as discussed above, CICA Handbook Section 1530 (Comprehensive Income) has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has issued Handbook Section 3251 (Equity) which requires the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.
These new standards will be effective for the Company for its 2007 fiscal year.

INTERIM FINANCIAL STATEMENTS
Paramount Resources Ltd.
Consolidated Balance Sheets
Unaudited
(thousands of dollars unless otherwise specified)

	September 30	December 31
	2005	2004

ASSETS (note 4)
Current Assets
Short-term investments (market value: 2005 - $6,121; 2004 - $27,149)	$5,911	$24,983
Accounts receivable (note 9)	110,984	107,843
Financial instruments (note 7)	815	21,564
Prepaid expenses	4,829	3,260

	122,539	157,650

Property, Plant and Equipment (note 2)
Property, plant and equipment, at cost	1,236,300	1,933,104
Accumulated depletion and depreciation	(362,776)	(587,298)

	873,524	1,345,806

Goodwill (note 2)	12,221	31,621
Long-term investments and other assets (note 3)	78,621	7,709
Future income taxes	29,594	—

	$1,116,499	$1,542,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$95,769	$147,508
Due to Trilogy Energy Trust (note 9)	15,209	—
Financial instruments (note 7)	43,119	2,188

	154,097	149,696
Long-term debt (note 4)	352,999	459,141
Asset retirement obligations (notes 2 and 8)	42,200	101,486
Deferred gain and other	7,575	—
Stock based compensation liability (note 6)	87,123	41,044
Future income taxes	—	166,380

	643,994	917,747

Commitments and contingencies (notes 4, 7 and 11)

Shareholders’ Equity
Share capital (note 5)
Issued and outstanding 66,055,925 common shares (2004 - 63,185,600 common shares)	197,500	302,932
Retained earnings	275,005	322,107

	472,505	625,039

	$1,116,499	$1,542,786

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
Unaudited
(thousands of dollars except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004

Revenue
Petroleum and natural gas sales	$99,187	$164,903	$367,543	$415,516
Realized gain (loss) on financial instruments (note 7)	(3,602)	(3,820)	3,404	(5,539)
Unrealized gain (loss) on financial instruments (note 7)	(40,354)	7,853	(61,680)	(3,187)
Royalties (net of Alberta Royalty Tax Credit)	(21,060)	(30,493)	(65,604)	(74,663)
Gain (loss) on sale of investments	2,355	—	5,185	(34)

Net revenue	36,526	138,443	248,848	332,093

Expenses
Operating	13,116	27,120	54,801	64,871
Transportation costs	6,125	11,251	20,666	30,744
Interest	7,172	8,246	20,607	17,865
General and administrative (note 6)	58,233	7,091	81,305	18,838
Bad debt recovery	—	—	—	(5,107)
Lease rentals	642	1,141	2,233	3,247
Geological and geophysical	2,825	692	9,987	6,525
Dry hole costs	10,966	4,842	16,469	9,028
(Gain) loss on sale of property, plant and equipment	134	(14,980)	(866)	(15,501)
Accretion of asset retirement obligations	943	1,728	3,724	4,266
Depletion and depreciation	42,454	52,438	140,529	136,757
Realized foreign exchange gain on US debt	(116)	—	(14,307)	—
Unrealized foreign exchange (gain) loss on US debt	(13,369)	(21,660)	5,842	(16,390)
Premium for exchange of US debt and consent solicitation (note 4)	—	—	53,114	—

	129,125	77,909	394,104	255,143

Equity income (loss) on investments (note 3)	(891)	—	2,421	—

Income (loss) before income taxes	(93,490)	60,534	(142,835)	76,950

Income and other taxes
Large Corporations Tax and other	1,032	1,083	3,797	3,511
Future income tax (recovery) expense	(25,456)	18,852	(44,942)	19,671

	(24,424)	19,935	(41,145)	23,182

Net earnings (loss) from continuing operations	(69,066)	40,599	(101,690)	53,768
Net earnings from discontinued operations (note 10)	—	5,213	—	5,159

Net earnings (loss)	(69,066)	45,812	(101,690)	58,927

Retained earnings, beginning of the period	343,971	294,048	322,107	295,013
Adjustment due to Trust Spinout (note 2)	100	—	54,588	—
Purchase and cancellation of share capital (note 5)	—	—	—	(14,080)

Retained earnings, end of the period	$275,005	$339,860	$275,005	$339,860

Net earnings (loss) from continuing operations per common share
— basic	$(1.05)	$0.69	$(1.58)	$0.91
— diluted	$(1.05)	$0.68	$(1.58)	$0.90

Net earnings from discontinued operations per common share
— basic	$—	$0.09	$—	$0.09
— diluted	$—	$0.09	$—	$0.09

Net earnings (loss) per common share
— basic	$(1.05)	$0.78	$(1.58)	$1.00
— diluted	$(1.05)	$0.76	$(1.58)	$0.98

Weighted average common shares outstanding (thousands)
— basic	65,737	58,496	64,476	58,887
— diluted	65,737	60,003	64,476	59,945

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
Unaudited
(thousands of dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004

Operating activities
Net earnings (loss) from continuing operations	$(69,066)	$40,599	$(101,690)	$53,768
Add (deduct)
Depletion and depreciation	42,454	52,438	140,529	136,757
Loss (gain) on sale of property, plant and equipment	134	(14,980)	(866)	(15,501)
Accretion of asset retirement obligations	943	1,728	3,724	4,266
Future income tax (recovery) expense	(25,456)	18,852	(44,942)	19,671
Amortization of other assets	393	375	489	892
Non-cash general and administrative	51,475	646	60,949	1,842
Non-cash loss (gain) on financial instruments (note 7)	40,354	(7,853)	61,680	3,187
Realized foreign exchange gain on US debt	(116)	—	(14,307)	—
Unrealized foreign exchange loss (gain) on US debt	(13,369)	(21,660)	5,842	(16,390)
Equity (income) loss on investments	891	—	(2,421)	—
Premium for exchange of US debt and consent solicitation (note 4)	—	—	53,114	—
Distributions from equity investments	8,570	—	15,787	—
Asset retirement obligations expenditures	(506)	(199)	(720)	(435)
Dry hole costs	10,966	4,842	16,469	9,028
Geological and geophysical costs	2,825	692	9,987	6,525

Funds flow from continuing operations	50,492	75,480	203,624	203,610
Funds flow from discontinued operations	—	(1,293)	—	(596)

Funds flow from operations	50,492	74,187	203,624	203,014

Change in operating working capital from continuing operations	(3,985)	11,515	16,973	(34,147)
Change in operating working capital from discontinued operations	—	(33)	—	—

	46,507	85,669	220,597	168,867

Financing activities
Bank loans — draws	99,594	172,896	324,494	308,713
Bank loans — repayments	(95,771)	(172,647)	(419,199)	(204,971)
Proceeds from US debt, net of issuance costs	—	(1,076)	(4,782)	162,971
Open market purchases of US debt	(1,088)	—	(1,088)	—
Premium on exchange of US debt (note 4)	—	—	(45,077)	—
Share capital — issued, net of issuance costs	39,831	528	49,411	528
Share capital — repurchased	—	—	—	(19,401)
Receipt of funds from Trust Spinout (note 2)	—	—	220,000	—
Costs of reorganization (note 2)	—	—	(4,000)	—
Discontinued operations	—	(4,459)	—	(4,802)

	42,566	(4,758)	119,759	243,038

Cash flow provided by operating and financing activities	89,073	80,911	340,356	411,905

Investing activities
Property, plant and equipment expenditures	(62,491)	(51,461)	(310,080)	(208,587)
Petroleum and natural gas property acquisitions	—	(86,667)	(11,087)	(271,784)
Proceeds on sale of property, plant and equipment	641	42,087	1,364	47,699
Equity investments	(375)	—	(6,590)	—
Change in investing working capital	(26,848)	(1,020)	(13,963)	8,433
Discontinued operations	—	16,150	—	12,334

Cash flow used in investing activities	(89,073)	(80,911)	(340,356)	(411,905)

Increase (decrease) in cash	—	—	—	—
Cash, beginning of the period	—	—	—	—

Cash, end of the period	$—	$—	$—	$—

Interest Paid	$13,151	$1,421	$24,247	$13,593

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts expressed in thousands of dollars unless otherwise specified)
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore on the East Coast of Canada, and in Montana, North Dakota and California in the United States.
1. Summary of Significant Accounting Policies
The interim consolidated financial statements of the Company are stated in Canadian dollars and have been prepared following the same accounting policies and methods of their application as the Company’s audited consolidated financial statements for the year ended December 31, 2004 except as noted below. Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, the interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.
The timely preparation of the interim financial statements in conformity with GAAP requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimates.
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
On January 1, 2005, the Company adopted CICA Accounting Guideline 15 (“AcG — 15”) “Consolidation of Variable Interest Entities.” AcG 15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.
There was no effect on Paramount’s Consolidated Financial Statements as a result of the adoption of the guideline on January 1, 2005.
2. Trust Spinout
At a special meeting held on March 28, 2005, Paramount’s shareholders and optionholders approved the trust spinout arrangement under the Business Corporations Act (Alberta) as set out in Paramount’s Information Circular dated February 28, 2005 (the “Trust Spinout”). Through the plan of arrangement, shareholders of Paramount received in exchange for their Common Shares, one New Common Share of Paramount and one trust unit (“Trust Unit”) of the new energy trust, Trilogy Energy Trust (“Trilogy” or the “Trust”). Upon completion of the transaction, shareholders of Paramount owned all the issued and outstanding New Common Shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount.
On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the above arrangement (“Plan of Arrangement”), which became effective April 1, 2005.
At the effective date of the Plan of Arrangement, the Trust Spinout did not result in a substantive change in ownership of the Spinout Assets and therefore, the transaction was accounted for at the carrying value of the net assets transferred and did not give rise to a gain or loss in the consolidated financial statements of Paramount. In accordance with the Plan of Arrangement, the Trust paid Paramount $190 million in cash plus $30 million as an initial settlement of outstanding working capital distribution amounts. The net change to retained earnings was a $54.6 million increase. The carrying value of assets net of related liabilities transferred to the Trust on April 1, 2005 were as follows:

Property, plant and equipment, net	$699,207
Goodwill	19,400
Asset retirement obligations	(65,076)
Net working capital accounts	(35,674)

$617,857

The following table provides a summary of the impact of the Trust Spinout on share capital, retained earnings, and the residual value of Paramount’s 19% interest in Trilogy Energy Trust immediately after the effective date of the transaction:

			Investment in
			Trilogy
		Retained	Energy
	Share Capital	Earnings	Trust[1]	Total

Balance as at March 31, 2005	$314,272	$276,549	$—	$590,821

Common share exchange (note 5)	(157,136)	157,136	—	—
Carrying value of assets and related liabilities transferred to the Trust	—	(500,464)	(117,393)	(617,857)
Cash received per the Plan of Arrangement	—	153,900	36,100	190,000
Future income tax adjustment resulting from the Plan of Arrangement	—	232,805	—	232,805
Adjustment resulting from the disposition of the general partnership interest in Trilogy Energy LP	—	15,211	—	15,211
Reorganization costs related to Trust Spinout	—	(4,000)	—	(4,000)

Net adjustments	(157,136)	54,588	(81,293)	(183,841)

Balance as at April 1, 2005	157,136	331,137	(81,293)	406,980

[1]	Amounts were credited (debited) to Investment in Trilogy Energy Trust
3. Long-Term Investments and Other Assets
As at September 30, 2005, long-term investments and other assets are comprised of:

	September 30, 2005	December 31, 2004

Investments carried at equity:
Trilogy Energy Trust units (market value as at September 30, 2005 — $419.5 million)	$68,326	$—
Gas marketing limited partnership interest	5,972	—

	74,298	—
Deferred financing costs net of amortization	4,323	7,709

	$78,621	$7,709

The following is a continuity analysis of Paramount’s equity investments for the nine months ended September 30, 2005:

Equity
Investments

Initial carrying value of investment in Trilogy Energy Trust Units (note 2)	$81,293
Cost of investment in gas marketing limited partnership	6,215
Equity income for the period	2,421
Equity loss carried in other accounts	156
Distributions received and receivable	(15,787)

Balance as at September 30, 2005	$74,298

In March 2005, Paramount completed a transaction whereby it acquired an indirect 25 per cent interest in a gas marketing limited partnership for US$5 million (Cdn$6.2 million). The gas marketing limited partnership commenced operations on March 9, 2005 and is accounted for using the equity method.
In conjunction with this transaction, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. Paramount and Trilogy Energy LP have entered into a Call on Production Agreement whereby Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years.
4. Long-Term Debt
Long-term debt is comprised of:

	September 30, 2005	December 31, 2004

8 1/2% US Senior Notes due 2013 (US $213.6 million)	$248,345	$—
7 7/8% US Senior Notes due 2010 (US $133.3 million)	—	160,174
8 7/8% US Senior Notes due 2014 (US $81.3 million)	—	97,662
Credit facility — interest rate of 3.96% at Sept. 30, 2005 (2004 - 3.8%)	104,654	201,305

	$352,999	$459,141

US SENIOR NOTES
On February 7, 2005, Paramount completed a note exchange offer and consent solicitation issuing approximately US$213.6 million principal amount of 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of approximately US$36.2 million (Cdn$45.1 million) in exchange for approximately 99.3 percent of the outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”) and 100 percent of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent for Paramount to proceed with the Trust Spinout. As at September 30, 2005, all of the 2010 Notes and 2014 Notes have been repaid as a result of the note exchange and subsequent open market purchases. The Company has expensed $8.0 million of deferred financing charges associated with the 2010 Notes and the 2014 Notes.
The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. They are secured by 12,755,845 units of the Trust that are owned by Paramount, which had a market value of $355.9 million on September 30, 2005. Paramount may sell any or all of such units, in one or more transactions, provided it offers to redeem 2013 Notes with the net proceeds received. The redemption price associated with such an offer would be par plus a redemption premium, if applicable, of up to 4 1/4 percent, depending on when the offer is made. Paramount may, at its option, redeem all or a portion of the 2013 notes after January 31, 2007 at a price equal to par plus a redemption premium, if applicable, of up to 4 1/4 percent depending on when the notes are redeemed. The 2013 Notes cannot be redeemed with the proceeds of an equity offering prior to January 31, 2007. In any event of redemption, holders are entitled to receive any accrued and unpaid interest.
Holders of a majority in aggregate principal amount of the 2013 Notes had until September 30, 2005 to provide notice of their election to increase the interest rate on such notes to 10 1/2 percent per year. Had such notice been provided, Paramount could have, at its option, redeemed all of such notes at par on or prior to January 31, 2006. The required majority of holders did not provide such notice.
CREDIT FACILITIES
As at September 30, 2005, the Company had a $136 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance rate, or LIBOR plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of the Company excluding the Trilogy Energy Trust Units. The Company’s lenders review the market value of its Trust Units and amend the credit facility borrowing base accordingly at the end of each month. The revolving nature of the facility is due to expire on March 30, 2006, subject to extension. If the revolving term of any portion of the credit facility is not extended, that portion of the credit facility will have a term maturity date of one year from expiration.
The Company’s lenders are currently finalizing a scheduled semi-annual review of its borrowing base. They have indicated that the Company’s credit facility will be increased to $189 million, with an effective date of October 31, 2005.
The Company has letters of credit totaling $24.2 million outstanding with a Canadian chartered bank as at September 30, 2005 (December 31, 2004 — $28.1 million). These letters of credit reduce the amount available under the Company’s credit facility.

5. Share Capital
AUTHORIZED CAPITAL
The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.
ISSUED CAPITAL

Common Shares	Number	Consideration

Balance December 31, 2003	60,094,600	$200,274
Shares repurchased — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations	—	(7,959)

Balance December 31, 2004	63,185,600	$302,932
Stock options exercised	912,450	22,870
Tax adjustment on flow through share renunciations	—	(11,530)

Balance March 31, 2005	64,098,050	$314,272
Stock options exercised	18,000	272
Common share exchange adjustment due to Trust Spinout (note 2)	—	(157,136)

Balance June 30, 2005	64,116,050	$157,408
Stock options exercised	39,875	504
Flow through shares issued, net of issuance costs	1,900,000	39,588

Balance September 30, 2005	66,055,925	$197,500

On July 14, 2005, Paramount completed the private placement of 1,900,000 common shares issued on a “flow-through” basis at $21.25 per share. The gross proceeds of the issue were approximately $40.4 million. No renunciation has been made on these flow-through shares as at September 30, 2005.
On October 26, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.
On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59.0 million. As at September 30, 2005, the Company had made renunciations of $54.0 million.
The Company instituted a Normal Course Issuer Bid to acquire a maximum of five percent of its issued and outstanding shares which commenced May 15, 2003 and expired May 14, 2004. Between January 1, 2004 and May 14, 2004, 1,629,500 shares were purchased pursuant to the issuer bid at an average price of $11.91 per share. For the nine months ended September 30, 2004, $14.1 million was charged to retained earnings related to the share repurchase price in excess of the carrying value of the shares.

6. Stock Options
Pursuant to the Plan of Arrangement for the Trust Spinout, all of the old Paramount options (“Old Paramount Options”) were replaced with New Paramount Options and Holdco Options (see below), whereby the holder of one Old Paramount Option received one New Paramount Option and one Holdco Option. The aggregate exercise price of the New Paramount Option and Holdco Option is equal to the original exercise price of the Old Paramount Option. The respective exercise prices were determined based on the New Paramount Common Shares’ weighted average trading price (“WATP”) and the Trilogy Trust Unit WATP for the first three dates of trading of Paramount and Trilogy, respectively, after the Trust Spinout. This was intended to preserve, but not enhance, the economic benefit to the optionholders of their Old Paramount Options. The vesting of the Old Paramount Options was not accelerated upon the Trust Spinout, and the vesting schedule for the New Paramount Options and the Holdco Options remains the same as the Old Paramount Options.
New Paramount Options
Paramount’s existing stock option plan applies to all New Paramount Options. Under the existing plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Options granted vest over four years and have a four and a half year contractual life.
Holdco Options
Holdco is a wholly-owned non-public subsidiary of Paramount. Pursuant to the Arrangement, Paramount transferred 2,279,500 Trilogy Trust Units to Holdco from the Trilogy Trust Units it held, in consideration for common shares of Holdco.
Holders of Holdco Options have the right to purchase Holdco shares at the holders respective exercise price or to surrender their vested options for cancellation in return for a cash payment from Paramount. The amount of the payment, in respect of each Holdco Share subject to the surrendered option, will be the difference between the fair market value of a Holdco Share at or about the date of surrender and the exercise price. The fair market value of a Holdco Share is based on the fair market value of the Trust Units and any after-tax cash and investments (resulting from distributions on Holdco’s Trilogy Trust Units) held by Holdco.

As at September 30, 2005, 4.0 million Paramount shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 4.0 million New Paramount Options are outstanding, exercisable to April 30, 2010 at prices ranging from $4.33 to $32.25 per share. Following is a continuity table for the Company’s stock options:

	Three Months Ended
	September 30, 2005
	Average
	Grant Price	Options

New Paramount Options
Balance, June 30, 2005	$9.15	4,002,000
Granted	21.91	132,000
Exercised	5.45	(71,375)
Cancelled	12.68	(70,000)

Balance, September 30, 2005	$9.59	3,992,625

Options exercisable, end of period	$4.74	270,250

Holdco Options
Balance, June 30, 2005	$5.83	2,226,750
Exercised	7.17	(25,875)
Cancelled	12.40	(33,000)

Balance, September 30, 2005	$5.72	2,167,875

Options exercisable, end of period	$5.06	343,250

Additional information about Paramount’s stock options outstanding as at September 30, 2005 is as follows:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Contractual	Exercise	Exercisable	Exercise
Prices	Number	Life	Price	Number	Price

New Paramount Options
$4.33-$4.96	1,698,875	2.1	$4.40	246,250	$4.44
$5.22-$9.48	220,500	3.2	7.24	24,000	7.74
$11.26-$32.25	2,073,250	4.1	14.09	—	—

Total	3,992,625	3.2	$9.59	270,250	$4.74

Holdco Options
$4.58-$5.52	1,802,875	2.1	$4.68	307,750	$4.71
$6.18-$8.60	136,000	3.1	7.11	23,500	7.15
$10.03-$16.37	229,000	3.7	13.14	12,000	10.03

Total	2,167,875	2.3	$5.72	343,250	$5.06

During the three months ended September 30, 2005, 31,500 New Paramount Options were exercised for a cash payment from Paramount of $0.7 million, for which, $0.2 million of this amount was charged to the stock option liability with the balance charged to earnings during the period. In addition, 39,875 New Paramount Options were exercised for shares for cash proceeds to Paramount of $0.2 million resulting in a decrease in the related stock option liability by $0.3 million, and an increase in share capital by $0.5 million, during the three months ended September 30, 2005.

During the three months ended September 30, 2005, 25,875 Holdco Options were exercised for a cash payment from Paramount of $0.4 million, of which $0.2 million of this amount was debited to the stock option liability.
FAIR VALUES
The Company uses the intrinsic value method to account for its stock-based compensation. For the three months ended September 30, 2005, the Company recognized compensation costs related to the mark-to-market valuation of the New Paramount Options and Holdco Options amounting to $32.7 million and $19.6 million, respectively. Such compensation costs are presented as part of general and administrative expense in the consolidated statements of earnings (loss).
7. Financial Instruments
The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third-party market indications and forecasts.
The following tables present a reconciliation of the changes in the unrealized and realized gains and losses on financial commodity price contracts, interest rate swap and foreign currency contracts from December 31, 2004 to September 30, 2005.

(thousands of dollars)	September 30, 2005	December 31, 2004

Financial instrument asset	$815	$21,564
Financial instrument liability	(43,119)	(2,188)

Net financial instrument asset (liability)	$(42,304)	$19,376

Unrealized loss on financial instruments	$(61,680)

	Three Months Ended			Three Months Ended
	September 30, 2005			September 30, 2004
	Net Deferred			Net Deferred
	Amounts	Mark-to-		Amounts	Mark-to-
	on	Market		on	Market
(thousands of dollars)	Transition	Loss	Total	Transition	Gain	Total

Change in fair value of contracts recorded on transition, still outstanding at September 30	$—	$(445)	$(445)	$—	$1,307	$1,307

Amortization of deferred amounts on transition	411	—	411	234	—	234

Change in fair value of outstanding contracts entered into after transition	—	(40,320)	(40,320)	—	6,312	6,312

Unrealized gain (loss) on financial instruments	$411	$(40,765)	$(40,354)	$234	$7,619	$7,853

Realized loss on financial instruments for the three months ended September 30			(3,602)			(3,820)

Net gain (loss) on financial instruments for the three months ended September 30			$(43,956)			$4,033

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004
	Net			Net
	Deferred			Deferred
	Amounts	Mark-to-		Amounts	Mark-to-
	on	Market		on	Market
(thousands of dollars)	Transition	Loss	Total	Transition	Gain (Loss)	Total

Fair value of Contracts, January 1, 2004	$—	$—	$—	$(1,450)	$1,450	$—

Change in fair value of contracts recorded on transition, still outstanding at September 30	—	(1,937)	(1,937)	—	(7,168)	(7,168)

Amortization of deferred amounts on transition	1,233	—	1,233	(464)	—	(464)

Change in fair value of outstanding contracts entered into after transition	—	(60,976)	(60,976)	—	4,445	4,445

Unrealized gain (loss) on financial instruments	$1,233	$(62,913)	$(61,680)	$(1,914)	$(1,273)	$(3,187)

Realized gain (loss) on financial instruments for the nine months ended September 30			3,404			(5,539)

Net loss on financial instruments for the nine months ended September 30			$(58,276)			$(8,726)

(a) FOREIGN EXCHANGE CONTRACTS
The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US$1 million each month at Cdn$1.4337, expiring December 31, 2005. The US$/Cdn$ closing exchange rate was 1.1627 as at September 30, 2005.

Year of settlement	US dollars	Weighted average exchange rate
	(thousands of US dollars)

2005	$3,000	1.4337

On January 1, 2004, upon adoption of Accounting Guideline 13 — Hedging Relationships, the Company recorded a deferred gain on transition on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at September 30, 2005, was a gain of $0.8 million. The change in fair value, a $1.9 million loss, and $1.2 million amortization of the deferred gain have been recorded in the consolidated statement of earnings for the nine months ended September 30, 2005.
(b) COMMODITY PRICE CONTRACTS
At September 30, 2005, Paramount had the following forward financial contracts in place:

	Amount	Price	Term

AECO Fixed Price	60,000 GJ/d	$ 7.58	July 2005 — October 2005
AECO Fixed Price	10,000 GJ/d	$ 8.73	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$ 8.71	November 2005 — March 2006
AECO Fixed Price	20,000 GJ/d	$ 8.09	November 2005 — March 2006
WTI Fixed Price	1,000 Bbl/d	US $46.77	March 2005 — December 2005
WTI Fixed Price	1,000 Bbl/d	US $53.43	October 2005 — March 2006

The fair value of these financial contracts as at September 30, 2005 was a $42.7 million loss.
Subsequent to September 30, 2005, the Company has entered into the following financial arrangements:

	Amount	Price	Term

AECO Costless Collar	10,000 GJ/d	$12.00 Floor	January 2006 — March 2006
$17.65 Ceiling
AECO Costless Collar	20,000 GJ/d	$ 9.00 Floor	April 2006 — October 2006
$12.50 Ceiling
AECO Fixed Price	10,000 GJ/d	$ 9.185	November 2005 — March 2006

On October 25, 2005, the Company has terminated a previously existing physical sales contract to deliver 10,000 GJ/d of natural gas at an AECO Fixed Price of $9.17/GJ from November 2005 to March 2006. In conjunction with this transaction, the Company became a party to a financial contract (included above) pertaining to the sale of 10,000 GJ/d of natural gas at an AECO Fixed Price of $9.185/GJ from November 2005 to March 2006.

(c) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, carrying values approximate fair value. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at period-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to the Company.
(d) CREDIT RISK
The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third-party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the 25 percent owned gas marketing limited partnership. Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including credit and risk management restrictions. The partners of the gas marketing limited partnership have approved a credit and risk policy to manage and mitigate major business risk associated with the partnership, including reporting requirements to enable the partners to monitor the adherence to the credit and risk policy.
(e) INTEREST RATE RISK
The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact the Company’s debts that have a floating interest rate.
8. Asset Retirement Obligations
The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Company’s oil and gas properties.

	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Asset retirement obligations, beginning of period	$101,486	$61,554
Liabilities incurred	2,786	36,812
Liabilities settled	(720)	(3,800)
Accretion expense	3,724	6,920
Adjustment resulting from the Trust Spinout (note 2)	(65,076)	—

Asset retirement obligations, end of period	$42,200	$101,486

The undiscounted asset retirement obligations at September 30, 2005 are $63.4 million (December 31, 2004 — $136.2 million). The Company’s credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.

9. Related Party Transactions
TRILOGY ENERGY TRUST
Paramount is a unitholder of the Trust. On April 1, 2005, Paramount entered into a service agreement with the Trust’s subsidiary and administrator (Trilogy Energy Ltd.) whereby Paramount will provide administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. Under this agreement, Paramount shall be reimbursed at cost for all expenses it incurred in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2006 but may be terminated by either party with at least six months written notice. The amount of expenses billed by Paramount Resources as a management fee under this agreement was $1.4 million for the three months ended September 30, 2005. This amount is included as a reduction to general and administrative expenses in the Company’s consolidated financial statements and was recorded at the exchange amount.
Trilogy Energy LP and Paramount have entered into a Call on Production Agreement whereby Paramount has the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to a 25 percent owned gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years. Under this agreement, Paramount purchased 2,588,000 GJs of natural gas from Trilogy Energy LP for approximately $19.8 million for the three months ended September 30, 2005.
The Trust and Paramount also had non-interest bearing cash advances from/to each other arising from normal business activities.
The net amount due to the Trust arising from the above related party transactions as at September 30, 2005 was $15.2 million, including an accrued payable of $7.1 million arising from the purchase of gas in the month of September 2005 under the above-mentioned Call on Production Agreement, and a Crown royalty deposit claim of $7.7 million which when refunded to Paramount will be paid to Trilogy.
Paramount on behalf of the Trust, has issued letters of credit totaling $3.8 million as at September 30, 2005. Paramount did not record a receivable from Trilogy with respect to such letters of credit which are scheduled to expire in November 2005.
GAS MARKETING LIMITED PARTNERSHIP
For the three months ended September 30, 2005, the Company sold 6,601,500 GJs of gas for approximately $51.0 million to the gas marketing limited partnership in which the Company has a 25 percent interest. These transactions have been recorded at the exchange amount. A receivable of approximately $19.1 million from the gas marketing limited partnership arising from the sale of gas in September 2005 has been included as part of accounts receivable as at September 30, 2005.
WILSON DRILLING LTD.
On February 1, 2005, Wilson Drilling Ltd. sold 721,991 Trinidad Energy Services Income Trust Units to the Company for $7.9 million in exchange for a Demand Promissory Note. The transaction has been recorded at the exchange amount.

10. Discontinued Operations
On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable units.
On September 10, 2004, Paramount completed the disposition of its 99 percent interest in Shehtah Wilson Drilling Partnership for approximately $1.0 million.
On December 13, 2004, Paramount completed the disposition of a building acquired as part of the Summit acquisition, for approximately $10.5 million, inclusive of the mortgage of $6.4 million assumed by the purchaser.
Selected financial information of the discontinued operations for the three months ended September 30, 2004:

		Shehtah
	Wilson	Wilson
	Drilling	Drilling
	Ltd.	Partnership	Building	Total

Revenue
Other income	$83	$125	$—	$208
Expenses
Interest	30	—	99	129
General and administrative	37	115	(163)	(11)
Depreciation	99	2	76	177
Gain on sale of property and equipment	(6,757)	(34)	—	(6,791)

	(6,591)	83	12	(6,496)

Income (loss) before income tax	6,674	42	(12)	6,704
Large Corporation Tax and other	1,537	—	(127)	1,410
Future income tax expense	81	—	—	81

Net income from discontinued operations	$5,056	$42	$115	$5,213

Selected financial information of the discontinued operations for the nine months ended September 30, 2004:

		Shehtah
	Wilson	Wilson
	Drilling	Drilling
	Ltd.	Partnership	Building	Total

Revenue
Other income	$897	$327	$—	$1,224
Expenses
Interest	247	—	301	548
General and administrative	165	384	(782)	(233)
Depreciation	652	6	228	886
Gain on sale of property and equipment	(6,737)	(34)	—	(6,771)

	(5,673)	356	(253)	(5,570)

Income (loss) before income tax	6,570	(29)	253	6,794
Large Corporation Tax and other	1,537	—	(5)	1,532
Future income tax expense	94	—	9	103

Net income (loss) from discontinued operations	$4,939	$(29)	$249	$5,159

11. Commitments and Contingencies
CONTINGENCIES
The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company’s financial position.
The Company indemnifies, to the extent permitted by law, its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company. The Company has acquired and maintains liability insurance for its directors and officers.
COMMITMENTS
As at September 30, 2005, Paramount has the following pipeline transportation commitments:

Commitment
Year	(thousands of dollars)

2005	$6,112
2006	7,783
2007	7,783
2008	7,783
2009	7,586
Thereafter	45,390

$82,437

At September 30, 2005, Paramount had the following physical contracts:

	Amount	Price	Term

Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$7.22	April 2005 — October 2005
Gas Sales contract	5,000 GJ/d	$7.23	April 2005 — October 2005
Gas Sales contract (see note 7(b))	10,000 GJ/d	$9.17	November 2005 — March 2006

12. Comparative Figures
Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

Paramount Resources Ltd.
Proforma Supplemental Oil and Gas Operating Statistics — unaudited
For the Period Ended September 30, 2005
Note 1 — Pro-forma is presented on the basis of removing the results associated with the properties that were part of the Trilogy Energy Trust spinoff.

Sales Volumes	2005			2004				2003

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gas (MMcf/d)	99	98	81	79	92	68	61	70
Oil and Natural Gas Liquids (Bbl/d)	3,158	3,407	2,975	3,231	3,251	3,818	3,408	3,782

Total Sales Volumes (Boe/d) (6:1)	19,624	19,685	16,522	16,440	18,550	15,088	13,494	15,375

Per-unit Results	2005			2004				2003

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Produced Gas ($/Mcf)
Price, before transportation and selling	8.80	8.20	7.46	7.62	6.83	7.79	7.03	5.41
Transportation	0.64	0.58	0.61	0.65	0.58	0.51	0.74	0.55
Royalties	2.01	0.45	1.17	0.53	0.95	1.19	1.35	(0.09)
Operating expenses, net of processing revenue	1.19	1.23	1.22	1.11	0.96	1.48	1.29	0.71

Cash netback before realized financial instruments	4.96	5.94	4.46	5.33	4.34	4.61	3.65	4.24
Realized financial instruments	(0.09)	(0.33)	0.59	0.17	0.10	(0.17)	0.51	0.33

Cash netback including realized financial instruments	4.87	5.61	5.05	5.50	4.44	4.44	4.16	4.57

Produced Oil & Natural Gas Liquids ($/Bbl)
Price, before transportation and selling	65.95	61.16	57.83	45.55	46.71	45.97	41.95	36.63
Transportation	0.90	0.62	0.68	0.71	0.85	0.80	0.83	0.98
Royalties	9.74	17.13	5.74	11.08	11.07	7.17	6.49	6.82
Operating expenses, net of processing revenue	10.23	12.11	9.56	10.36	10.96	10.21	9.07	13.99

Cash netback before realized financial instruments	45.08	31.30	41.85	23.40	23.83	27.79	25.56	14.84
Realized financial instruments	(12.32)	(4.38)	0.63	(5.17)	1.34	(5.05)	(4.66)	(3.99)

Cash netback including realized financial instruments	32.76	26.92	42.48	18.23	25.17	22.74	20.90	10.85

Total Produced ($/Boe)
Price, before transportation and selling	54.95	51.27	47.11	45.76	41.98	46.53	42.08	33.59
Transportation	3.39	3.00	3.11	3.33	3.03	3.26	3.47	2.82
Royalties	11.67	5.21	6.71	4.73	7.89	7.13	7.68	1.28
Operating expenses, net of processing revenue	7.27	7.65	7.64	7.39	7.30	9.22	8.06	6.65

Cash netback before realized financial instruments	32.62	35.41	29.65	30.31	23.76	26.92	22.87	22.84
Realized financial instruments	(2.00)	(2.07)	3.11	(0.22)	(1.53)	(2.02)	1.12	0.49

Cash netback including realized financial instruments	30.62	33.34	32.76	30.09	22.23	24.90	23.99	23.33

Note 2 — Q3 2004 and subsequent periods includes Paramount’s portion (Non-Trilogy) of the major asset acquisitions.
Note 3 — The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The instrument requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. The Company has adopted the Instrument prospectively. As such, commencing with the fourth quarter of 2003, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this quarterly report include statements with respect to future production, capital expenditures, drilling, operating costs, cash flow, and the magnitude of oil and natural gas reserves. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to be correct. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic business and market conditions, fluctuations in interest rates, production estimates, our future costs, future crude oil and natural gas prices, and our reserve estimates. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
FOR FURTHER INFORMATION PLEASE CONTACT:
Paramount Resources Ltd.
C.H. (Clay) Riddell
Chairman and Chief Executive Officer
(403) 290-3600
(403) 262-7994 (FAX)
OR
Paramount Resources Ltd.
J.H.T. (Jim) Riddell
President and Chief Operating Officer
(403) 290-3600
(403) 262-7994 (FAX)
OR
Paramount Resources Ltd.
B.K. (Bernie) Lee
Chief Financial Officer
(403) 290-3600
(403) 262-7994 (FAX)